

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via E-mail
Mr. Mac McConnell
Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

     RE: **DXP Enterprises, Inc.**
                Form 10-K for the Year Ended December 31, 2010
                Filed March 16, 2011
                Form 10-Q for the Period Ended June 30, 2011
                Filed July 27, 2011
                File No. 0-21513

Dear Mr. McConnell:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ John Hartz

                                      John Hartz
                                      Senior Assistant
                                      Chief Accountant